TYPE: 425
SEQUENCE: 1
DESCRIPTION: FORM 425


                                               Filed By Broadbase Software, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company:  Servicesoft, Inc.
                                      Registration Statement File Number Unknown
                                           Servicesoft, Inc. Has No Exchange Act
                                               or Investment Company File Number


                            BROADBASE SOFTWARE, INC.
     SLIDE PRESENTATION REGARDING PROPOSED ACQUISITION OF SERVICESOFT, INC.

Note: each of the slides has a Broadbase Software, Inc. logo in the upper left corner, and the word "BROADBASE" in the lower right corner.

                                     SLIDE 1

                                    BROADBASE

[Graphic: Line of photographs representing telephone operator, buildings, individuals seated around laptop, computer screen shot, and individuals talking, super-imposed over a world map.]

                                     SLIDE 2

                              Safe Harbor Statement

Please be reminded that any remarks that may be made about future expectations, plans, or prospects for the companies in this presentation or in the press release announcing the merger constitute forward-looking statements for the purpose of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each company's actual results and the results of the merged company post-closing may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in any filings that the companies have made with the SEC.

                                    SLIDE 3

                               Broadbase Software

                             The Leading Provider of
                    Intelligent Customer Interaction Software

- Products:       E-Marketing
                  E-Service
                  E-Commerce
                  E-Procurement
                  E-Marketplace


- 275+ Customers

- NASDAQ-BBSW

 Boston - NY - DC - Atlanta - Chicago - Detroit - Dallas - Minneapolis - SF
          LA - Seattle - Denver - Toronto - Frankfurt - Tokyo - London
                         Amsterdam - Stockholm - Paris

[Graphic: Three arrows that form a circle, containing the text "MARKET", "SELL" and "SERVICE", respectively, appear beside the text.]

                                     SLIDE 4

                                 Merger Summary

- Structure:              Tax free Purchase, Stock-for-Stock Merger

- Ownership:              Broadbase (63.5%) - ServiceSoft (36.5%)

- Management:             Chuck Bay               - CEO
                          Rusty Thomas            - CFO
                          Massood Zarrabian       - eServices Div. President

- Board Composition:      5 Broadbase, 2 ServiceSoft
- Conditions:             Shareholder approvals and regulatory

- Target Closing:         Q4 2000

- Company Name:           Broadbase

                                     SLIDE 5

                                Merger Highlights

- Creates the leading provider of intelligent customer interaction software... with most comprehensive suite of applications.

- Extends technology leadership... through addition of "Best of Breed" product platform. Significant business model synergies... accelerate revenue growth and visibility with highly complementary blue chip customers.

- Provides additional leverage... with key strategic partners.

- World-class, proven management team... strengthens execution capability.

                                     SLIDE 6

                             Complementary Business

    [Broadbase Software, Inc. Logo]                    [Servicesoft Technologies Logo]
- Leading provider of customer centric          - Leading provider of intelligent eService
analytic solutions.                             solutions
                                                - Integrated eService applications...
- Comprehensive eCRM software suite...          Knowledge-based self-service, e-mail mgmt,
eMarketing and eAnalytics.                      text chat, outbound email, and live
                                                collaboration.
- 250+ customers... ADP, HP BEA Systems,        - 180+ customers... Akamai, Cisco, Eddie
Cisco, Fidelity, Mercata, United, and Xerox.    Bauer, GTE, and Nortel.

- Partnerships... Ariba, ART Technology, BEA    - Partnerships... BT, EDS, IBM, KPMG, Nortel,
Systems, Broadvision, HP, and Nortel.           and Siebel.

[Graphics: "Broadbase Software, Inc." logo appears over left column, "Servicesoft Technologies" logo appears over right column.]

                                     SLIDE 7

                             Software Infrastructure

[Graphic: Four circles on the left side of the slide surround the words "Traditional Infrastructure". The four circles contain the text "Customer Support", "SFA", "Financial" and "ERP", respectively. In the circle with the word, "Customer Support", the following names and logos of companies appear:
"SIEBEL", "vantive", and "Clarify". In the circle with the word, "SFA", the following names and logos of companies appear: "PIVOTAL", "LOGIX" and "SIEBEL". In the circle with the word, "Financial", the following names and logos of companies appear: "ORACLE", "PEOPLESoft" and "Hyperion". In the circle with the word, "ERP", the following names and logos of companies appear: "SAP", "PEOPLESoft" and "ORACLE".

Four circles on the right side of the slide surround the words "E-Commerce Infrastructure". The four circles contain the text "E-Commerce", "E-Marketing", "E-Service" and "E-Analytics", respectively. In the circle with the word, "E-Commerce", the following names and logos of companies appear: "atg", "BroadVision", and "bea". In the circle with the word, "E-Marketing", the following names and logos of companies appear: "BROADBASE Software, Inc.". In the circle with the word, "E-Service", the following names and logos of companies appear: "Kana", and "eGain". In the circle with the word, "ERP", the following names and logos of companies appear: "BROADBASE Software, Inc.".]

                                     SLIDE 8

                           Unmatched Product Offering

[Graphic: table conveying the following:

             Relevant Attributes in the Customer Interaction Market

                                                               Knowledge-
                                                                 Based         Real Time      Inbound     Live                Call
                       E-Marketing   E-Analytics   E-Services  Solutions    Personalization   E-mail   Interaction  Search   Center
                       -----------   -----------   ----------  ---------    ---------------   ------   -----------  ------   ------
Broadbase                   x             x             z           z               x             z          z        z         z
Servicesoft                 z             z             x           x               z             x          x        x         z
Pro Forma Broadbase         x             x             x           x               x             x          x        x         z
Clarify/Nortel              z             z             y           z               z             x          x        x         x
E.Piphany (Octane)          x             x             z           yz              x             x          x        x        xy
Kana (Silknet)              z             z             z           yz              z             x          x        x         y
Siebel                      x             z             y           yz              z             x          x        x         x
    x      Strong
    y      Moderate
    z      Limited]

                                    SLIDE 9

                        Intelligent Customer Interactions

Integrate ...
Analyze ...

[Graphic: On the left side of the slide, the words "Web Data", "Call Center Data", "ERP Data" and "Financial Data" appear in a shaded region that forms an arrow leading to a circle with the word "Broadbase" in the center. From the circle, four arrows point to a column with the heading "Business Functions". The arrows lead to boxes in that column containing the words, "E-Commerce", "Sales", "Marketing" and "Customer Service".]

                                    SLIDE 10

                        Intelligent Customer Interactions

Integrate ...
Analyze ...
Interact

[Graphic: A column entitled "Business Functions" and boxes in that column containing the words, "E-Commerce", "Sales", "Marketing" and "Customer Service" appear on the right and a shaded arrow leads back to a circle with the word "Broadbase" in the center. From the circle, there are four arrows that lead to the left of the slide to the words "Web", "Email", "Direct Mail", "Voice" and "Wireless", together with graphical representations of the words, and one arrow that leads to the bottom of the slide to the names and logos of the following companies: "bea", "atg" and "BroadVision".]


                                    SLIDE 11

                              Broadbase eCRM Suite

[Graphics:  table with three columns as follows--

In the first of three columns, the following text appears:
"Broadbase E-Marketing

E-Marketing Automation
- Campaign Mgmt
- Automated Execution
- Real-Time Content

Marketing Analytics
- Customer Segmentation

- Cross / Up sell
- List Generation"

In the second of three columns, the following text appears:

"Broadbase E-Service

E-Service Automation
- AI based self help
- Email Mgmt
- Chat, Collaboration
- Service Portal
- Call Center Integration

E-Service Analytics
- Service Efficiency
- Customer Routing
- Proactive Campaigns"

In the third of three columns, the following graphics and text appear:

The names and logos of "bea", "ARIBA", "BroadVision" and "atg" are arranged below the column title "Broadbase E-Commerce". The word "Adapters" appears in the box below and is surrounded by arrows pointing to the boxes above and below. The following text appears below the word "Adapters":

"E-Commerce Analytics
- Sales & Traffic
- E-Procurement
- E-Marketplace"

Below the three columns is a box with the following text:

"Broadbase - Intelligent Customer Interaction Platform
- Real-Time Engine
- Workflow Automation
- Data Mining & Analytics
- Data Extraction & Integration"]

                                    SLIDE 12

                                 BroadVision OEM

[Graphics:  table with three columns as follows--

In the first of three columns, the following text appears:
"Broadbase E-Marketing

E-Marketing Automation
- Campaign Mgmt
- Automated Execution
- Real-Time Content

Marketing Analytics
- Customer Segmentation
- Cross / Up sell
- List Generation"

In the second of three columns, the following graphics and text appear:

The names and logos of "Kana", "Clarify" and "eGain" are arranged below the column title "Broadbase E-Service". The word "Adapters" appears in the box below and is surrounded by arrows pointing to the boxes above and below. The following text appears below the word "Adapters":

"E-Service Analytics
- Service Efficiency
- Customer Routing
- Proactive Campaigns"

In the third of three columns, the following graphics and text appear:

The names and logos of "bea", "ARIBA", "BroadVision" and "atg" are arranged below the column title "Broadbase E-Commerce". The word "Adapters" appears in the box below and is surrounded by arrows pointing to the boxes above and below. The following text appears below the word "Adapters" [on gray shaded background]:

"E-Commerce Analytics [on gray shaded background]
- Sales & Traffic [on gray shaded background]
- E-Procurement
- E-Marketplace"

Below the three columns is a box with the following text:

"Broadbase - Intelligent Customer Interaction Platform
- Real-Time Engine
- Workflow Automation
- Data Mining & Analytics
- Data Extraction & Integration"]

                                    SLIDE 13

                                  WAP Strategy

- Ericsson joint development for WAP Platform ... for cellular service providers
- Deliver targeted ads ... based on profile, location, and context information
- Broadbase analytics ... for customer segmentation and profiling
- Broadbase Real-Time ... to deliver product & content recommendations
- Q4 availability

[Graphic:  "ERICSSON" logo appears at bottom left corner of slide.]

                                    SLIDE 14

                                 275+ Customers

[Graphic: a table appears containing the logos of the following companies and showing the following:

B2B MarketPlaces:   BizBuyer.com; fairmarket; NECX Direct LLC; ONVIA.com
Communications:     BT; NEXTEL; Lucent Technologies; NTT Communications;
                    Telocity
Financial Services: Fidelity Investments, ditech.com; loancity.com; Plymouth
                    Rock Auto Insurance; iNSWEB; Fleet; ADP
High Technology:    AMD, inktomi; Cisco Systems; HEWLETT PACKARD; Akamai; XEROX;
                    Nortel Networks
Mfg. / Consumer:    verizon; GTE; ANDERSEN WINDOWS; Canon; Oakley; Kodak; HONDA;
                    nike
Retail:             EddieBauer; MERCATA; !ndigo.ca; THE SHARPER IMAGE; Cabela's;
                    Kmart; ASHFORD.COM; eBags
Service Industries: UNITED; studentadvantage.com; Getronics; Reynolds &
                    Reynolds; CriticalPath]

                                    SLIDE 15

                             Strategic Partnerships

[Graphics: The following company names and logos appear: "EDS", "bea", "HEWLETT PACKARD", "BroadVision", "ERICSSON", "BT", "atg", "ARIBA", "Clarify", "Microsoft", "Genesys", "Andersen Consulting", "IBM", "SIEBEL", "Cambridge Technology Partners", "KPMG", "USi", "NORTEL NETWORKS"]

                                    SLIDE 16

                              Competitive Landscape

[Graphics: Graph divided into four quadrants with axes from bottom left to top left and bottom left to bottom right of the slide. The left margin axis is labeled "Business Value" and the bottom axis is labeled Application Functionality. At the bottom of the left margin axis and to the left, the word "Tools" appears, and at the top of the left margin axis, the word "Applications" appears.

In the upper left quadrant of the graph, the words "Marketing And Services Automation" appear in an oval. In the lower left quadrant of the graph, the words "Real-Time Personalization" appear in one oval and the words "Traffic Analysis Tools" appear in another oval below the first. In the upper right quadrant of the graph, the word "BROADBASE" appears. In the lower right quadrant of the graph, the words "Business Intelligence Tools" appear.]

                                    SLIDE 17

                               We Have The Talent

Executive                                   Experience                       Background
---------                                   ----------                       ----------
Chuck Bay                                    15 Years        Pure Atria, Spatial Technology, & NeXT
            CEO
Fabio Angelillis                             16 Years        Cadence Design Systems, Teradyn, & Hewlett-Packard
            EVP Engineering
Tom Doyle                                    24 Years        Reasoning and Tandem
            EVP Sales
Brian Kelly                                  10 Years        PeopleSoft, Intrepid, & Teradata
            EVP Products
Chris Maeda                                  10 Years        Rubric & Xerox Parc
            CTO
David Milam                                  19 Years        Cadence Design Systems & Structural Dynamics Research
            EVP Marketing
Rusty Thomas                                 15 Years        KPMG & Rubbermaid
            CFO
Massood Zarrabian                            24 Years        Servicesoft and Computervision
            eServices Div. President

                                    SLIDE 18

                            Quarterly Revenue Growth

                              (Dollars in millions)

[Graphic: Bar graph with left axis divided into increments of $1.5 from "$0.0" to "$10.5" and bottom axis divided into fiscal quarters from "Q-4'98" through "Q-2'00". Dollar amounts represented by bars start at less than $1.5 million in "Q-4'98" and end at almost $10.5 million in "Q-2'00", with incremental increases in each fiscal quarter appearing on the graph.]

                                    SLIDE 19

                               Average Order Size

[Graphic: Bar graph with left axis divided into increments of $100,000 from "$100,000" to "400,000" and bottom axis divided into fiscal quarters from "Q-4'98" through "Q-2'00". Dollar amounts represented by bars start at less than $150,000 in "Q-4'98" and finish at $400,000 in "Q-2'00", with incremental increases in each fiscal quarter appearing in the graph.]

                                    SLIDE 20

                               Things to Watch For

- Metrics- Increased penetration among existing customers
       - Revenue mix between license and services
       - Increase in average sales price
       - Growth in footprint / customer base
       - Relationships / Customers-New customer wins
       - Aligning with additional service integrators, both domestic and abroad
       - Rollout of new products with existing customers

                                    SLIDE 21

                               Summary Highlights

- Creates the leading provider of intelligent customer interaction software... with most comprehensive suite of applications.

- Extends technology leadership... through addition of "Best of Breed" product platform.

- Significant business model synergies... accelerate revenue growth and visibility with highly complementary blue chip customer base.

- Provides additional leverage... with key strategic partners.

- World-class, proven management team... strengthens execution capability.

                                    SLIDE 22

                                    BROADBASE

[Graphic: Line of photographs representing telephone operator, buildings, individuals seated around laptop, computer screen shot, and individuals talking, super-imposed over a world map.]

                                    SLIDE 23

                      Forward Looking Statement Disclosure

This presentation includes forward-looking statements, including those that describe the anticipated results of combining the product lines and businesses of Broadbase and Servicesoft. Those statements are subject to significant risks and uncertainties and actual results could differ materially from those indicated in the forward-looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following. The merger may not be approved by the stockholders of Broadbase and the other conditions of closing may not be satisfied. The announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined. The combined product lines may not be as broad as those of some of the competitors of Broadbase and Servicesoft, and the merger could cause Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company. Moreover, Broadbase may not be able to rapidly integrate the operations of Servicesoft, retain the key employees of Servicesoft or effectively manage those employees, who are located near Boston, Massachusetts, while Broadbase is headquartered in Menlo Park, California. In order to attain the desired levels of market penetration of Servicesoft's products, Broadbase may be required to broaden the platforms on which they operate from Windows/NT to Unix and other platforms. In addition, the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals.

                                    SLIDE 24

                         To find additional information

STOCKHOLDERS OF BOTH COMPANIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION DESCRIBED ABOVE, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. This proxy statement/prospectus will be filed with the Securities and Exchange Commission by Broadbase Software, Inc. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Broadbase at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Broadbase by directing such requests to Richard Howell, Director Public Relations, Broadbase Software, Inc., (650) 614-8385.

Broadbase and its officers and directors may be deemed to be participants in the solicitation of proxies from Broadbase's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors will be included in the proxy statement/prospectus for its special meeting of stockholders and in Broadbase's registration statement on Form S-4 to be filed with the Securities and Exchange Commission. This document will be available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Broadbase contact listed above.